Mr. Larry Spirgel

Assistant Director

and

Mr. Kyle Moffatt

Accountant Branch Chief

United States Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

October 14, 2009

RE: KVH Industries, Inc.

September 4, 2009 SEC Comment Letter – File No. 000-28082

Form 10-K for the Fiscal Year Ended December 31, 2008

Dear Sirs:

Below please find our response to the comments contained in your letter dated September 4, 2009 for the above –mentioned Securities Exchange Act filing. The substance of this response was also presented to Kyle Moffatt and Michael Henderson by teleconference on October 5, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

(11) Segment Reporting, page 67

Comment:

1.	We reviewed your response to comment six from our comment letter dated July 17, 2009 and the information presented to your chief operating decision maker. It appears that each of the ten product families listed on pages KVH00021 and KVH00022 is a separate segment under SFAS 131. We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a quarterly basis. We note that this information contains gross profit, contribution margin, operating margin and the related percentages in which the chief operating decision maker can make decisions about resources to be allocated and assess performance.

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17 a. through 17 e., please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, contribution margin, contribution margin percentages, operating margin and operating margin percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18-21 of SFAS 131, please provide us with an analysis that supports your position.

Response:

We do not believe that the product families listed on pages KVH00021 and KVH00022 of the supplemental materials (the “Supplemental Materials”) we provided in response to comment #6 of the staff’s letter dated July 17, 2009 constitute separate segments under SFAS 131.

Paragraph 10 of SFAS 131 provides that:

“An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c. For which discrete financial information is available.”

We do not believe that any of the ten product families constitutes a separate operating segment because the information in pages KVH00021 and KVH00022 of the Supplemental Materials do not satisfy the criteria set forth in either paragraph 10(b) or paragraph 10(c) of SFAS 131.

First, the numbers presented on pages KVH00021 and KVH00022 of the Supplemental Materials do not constitute “operating results” within the meaning of paragraph 10(b) of SFAS 131 or “discrete financial information” within the meaning of paragraph 10(c) of SFAS 131. Like most numerical reports, on their face KVH00021 and KVH00022 appear to present a high degree of accuracy. In fact, however, these reports are quite imprecise. They are not generated by our financial reporting systems, which are not designed to track financial information at this level of granularity. Instead, these reports are prepared manually by an internal financial analyst. Because our financial reporting systems are not designed to provide this level of detail, the financial analyst uses highly subjective allocations, “guesstimates” and other considerations to prepare these reports, which are intended to give only the most general indication of the health of the various product families. In preparing these reports, the financial analyst does not even attempt to assign costs and expenses that are too difficult to estimate (e.g., technical and service support by product or service). Approximately 50% of the total of all costs (costs of goods sold and operating expenses combined) are estimated and not directly recorded by product or product family. We do not track or assign balance sheet accounts or cash flows to these product families. By their design, these reports are not intended to, and do not, comply with GAAP. Because of the very high degree of imprecision in these reports, we do not believe they represent the type of “operating results” or “discrete financial information” that must be available in order to have a separate operating segment under paragraph 10(b) or 10(c) of SFAS 131, respectively. This data was intended to be used primarily by our chief executive officer and chief financial officer to provide a simplified context for general business conditions; we do not provide these reports to our board of directors, nor do we review them with other members of our management. We believe it would be misleading to provide the information in these reports to anyone not intimately familiar with the significant limitations inherent in their preparation.

Second, our chief operating decision maker does not use these reports in the course of making routine decisions about the allocation of resources and performance assessment. Instead, our chief operating decision maker relies on our regular daily financial reports (KVH00015 through KVH00019), weekly financial reports (KVH00005 through KVH00013, and KVH00020), monthly financial reports (KVH00001 through KVH00004), and our regular quarterly financial reports (KVH00014) for those purposes. The reports represented by KVH00021 and KVH00022 are created quarterly on an “as time allows” basis only to help improve our understanding of general business conditions and to provide additional intelligence about our overall business. They are not part of our standard daily, weekly, monthly or quarterly operating results packages. We provided them to the staff to ensure complete transparency in our response to the staff’s request for “a complete set of reports as provided to your chief operating decision maker,” regardless of whether the reports were used for operational decision making and analysis or simply to provide our chief operating decision maker with complementary insights into general business conditions. Reports KVH00021 and KVH00022 do not have any bearing on our near-term forecasts, budgets, or resource allocation plans. They are distributed separately and independently from our regular financial reports, and always after we have announced our quarterly results and determined our financial performance targets and operating plans for the next quarter or quarters. Over the last seven quarters, the reports have been completed, on average, 61 days after the end of the quarter, and 34 days after we have released our financial results for the quarter, which is not nearly adequate for use in operating analysis and decision making. There is no interim reporting, nor do we make any attempt to restate historical reports when we change the product families or add to them. As a result, we do not believe that, under paragraph 10(b) of SFAS 131, the limited purposes for which these reports were prepared can be relied upon to indicate the presence of additional operating segments.

Third, these reports do not reflect how we manage our business. Our business management and operating structure are completely function-based – i.e., each function supports the interests of the entire company, not specific product families. Resources are regularly shifted to support common, but changing, needs. Budgets and plans are developed by function, not by product family. Our core technologies generally cross many product families, e.g., electronics for guidance, stabilization and satellite antenna products. We do not have managers assigned to manage these product families, and compensation is not linked to the financial performance of the product families.

We note that paragraph 4 of SFAS 131 indicates that “financial statement preparers should be able to provide the required information in a cost-effective and timely manner.” As described above, our financial reporting systems are not designed to generate the information reflected in KVH00021 and KVH00022, and we do not believe that we could provide accurate and reliable financial information at this level of detail in the timeframe necessary for quarterly financial reporting without significant changes to our financial reporting systems. We believe the cost of implementing the changes that would be necessary would be burdensome, and we do not believe such an elaborate financial reporting system would be appropriate or cost-effective for a company of our size.

One additional factor which we ask the staff to consider is the competitive environment in which we operate. Disclosure of financial information at the level of detail reflected in KVH00021 and KVH00022 would put us at a significant disadvantage relative to our competitors, as they would know much more about our business that we will ever be able to learn about theirs. Our competitors are generally private companies (e.g., King Controls and Intellian Technologies), subsidiaries of large public or private companies (e.g., Litef – Northrop Grumman, SeaTel – Cobham, and Tamam – Israel Aerospace Industries), or very large multi-nationals of which the competitor business is a division or department (e.g., Honeywell). We would be providing our competitors with one-way insight into our business operations, which we believe could be harmful to the interests of our shareholders.

Because we do not have more than one operating segment, we do not believe that paragraphs 17-21 of SFAS 131 are applicable.

*    *    *

If you have any questions or require additional information, please contact me at 401 845 2402 or by email at pspratt@kvh.com.

Sincerely,

/s/ Patrick J. Spratt
Patrick J. Spratt
Chief Financial Officer
KVH Industries, Inc.

CC:	Jessica Plowgian, Attorney-Advisor

Michael Henderson, Staff Accountant